PROSPECTUS                      OCTOBER 24, 2001

                                  $17,000,000*
                                   TELMARK LLC
                                   DEBENTURES

      CONSIDER CAREFULLY THE
RISK FACTORS BEGINNING ON
PROSPECTUS PAGE 6.

      AGWAY, OUR PARENT,
AND ITS OTHER SUBSIDIARIES
DO NOT GUARANTEE THE
PAYMENT OF INTEREST ON OR
THE PRINCIPAL OF THE
DEBENTURES.

      WE CANNOT ASSURE YOU
THAT THE  DEBENTURES WE ARE
OFFERING WILL BE SOLD OR THAT
THERE WILL BE A SECONDARY
MARKET FOR THEM.

      We will issue --

                                                                 INTEREST
                            8.50%             9.00%            REINVESTMENT
                          DEBENTURES       DEBENTURES             OPTION
                          ----------       ----------          -----------------
INTEREST RATE             8.50%              9.00%              6.25 - 9.00%

MINIMUM                   $1,000             $1,000               N/A
DENOMINATIONS

ADDITIONAL                $100               $100                 N/A
DENOMINATIONS

MATURITY DATE             March 31, 2004     March 31, 2009    March 31, 2002 to
                                                               March 31, 2009
PRICE TO THE              100%               100%                100%
PUBLIC

UNDERWRITING              None               None                None
COMMISSION OR
DISCOUNT


      WHILE THE DEBENTURES WILL PAY AT LEAST THE APPLICABLE STATED FIXED RATE OF INTEREST, THE DEBENTURES MAY PAY A HIGHER INTEREST RATE BASED UPON A VARIABLE TREASURY BILL RATE. However, given the current spread between treasury bill rates and the current interest rate of the Debentures, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity. The amount of Debentures sold at a particular interest rate and maturity date and the proceeds realized can vary. However, the aggregate price to the public will not exceed $17,000,000, which represents the unsold portion of a $20,000,000 offering of debentures previously registered with the SEC (Registration Statement No. 333- 87581).
      We will not employ any sales people to solicit the sale of these securities, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with their sale.
      We may, from time to time, before the Debenture offering is completed, change the rate of interest or maturity date offered by filing a prospectus supplement with the Securities and Exchange Commission. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures previously issued by us.
      The Debentures are unsecured obligations and subordinated to all of our Senior Debt. As of June 30, 2001, $526,898,000 in Senior Debt was outstanding. Senior Debt includes all of our interest-bearing debt presently outstanding except with respect to our other outstanding Debentures.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
      Prospectus Summary....................................................   3

      Risk Factors..........................................................   6

      Special Note Regarding Forward Looking Information....................  10

      Use of Proceeds.......................................................  11

      Plan of Distribution..................................................  11

      Description of Debentures.............................................  12

      Description of Interest Reinvestment Option...........................  20

      Legal Matters.........................................................  20

      Experts...............................................................  21

      Where You Can Find More Information...................................  21

                               PROSPECTUS SUMMARY

         The following summary contains basic information about this offering. It likely does not contain all the information important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred. In this prospectus or any prospectus supplement, unless otherwise indicated, the Company, "Telmark," "we," "us," or "our" refer to Telmark LLC and its subsidiaries.

                                   THE COMPANY

         We finance agricultural related equipment, vehicles, and buildings through leases with our customers. As of June 30, 2001, we held $724 million in leases, and we believe we are one of the largest agricultural lessors in the Northeast based on the number of leases we hold. The equipment we lease includes milking machines, tractors, combines, feed processing equipment and forestry equipment, vehicles (trucks, trailers and fork lifts); and buildings (barn structures, silos and greenhouses).

         We have over 18,000 customers, most of whom are in the dairy, forestry, crops and transportation industries. We operate throughout the continental United States and Canada. Our customers are farmers and other rural businesses as well as manufacturers and independent dealers who serve the agricultural marketplace.

         We use a dedicated sales force, direct mail, advertisements in trade magazines and referrals from equipment retailers and building contractors to solicit customers. Our main competitors are agricultural lenders and other leasing companies. We believe that we compete effectively because of:

         o        our special expertise in agricultural equipment financing;

         o        our close relationship with the farming community;

         o        our focus on service;

         o        our financial strength; and

         o        our credit management.

         On July 1, 2001, we became a direct wholly owned subsidiary of Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1999 Co-op 100 Index produced by the National Cooperative Bank. Prior to July 1, 2001, we were a direct wholly owned subsidiary of Agway Holdings, Inc. ("AHI"), an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by ultimately merging AHI into Agway and assuming all assets and liabilities of AHI. As discussed below, Agway's membership interest in Telmark has been pledged to secure certain obligations of Agway. Agway and its other subsidiaries do not guarantee the payment of interest on or the principal of the Debentures.

         We have over 200 employees, including approximately 90 sales people. Our office is located at 333 Butternut Drive, DeWitt, New York 13214 and our telephone number is (315) 449-7935.

                                  THE OFFERING

         We will issue Debentures, as well as provide an Interest Reinvestment Option, under the terms described below and on the cover page of the prospectus. The terms of the Debentures are governed by an agreement between us and a bank trustee known as the "Indenture." The applicable fixed rate of interest and maturity date can be determined by looking at the cover page of this Prospectus or any applicable supplement, as discussed below.

         We may, from time to time, before the completion of the offering of Debentures, change the interest rate or the maturity date by filing a Prospectus supplement with the SEC amending the cover page of this prospectus. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date will not affect the interest rate or the maturity date of any Debentures previously issued.

         The aggregate price of this offering to the public will not exceed $17,000,000 principal amount of Debentures, which represents the unsold portion of a $20,000,000 offering of Debentures previously registered with the SEC (Registration Statement No. 333-87581). The amount of Debentures sold at a particular interest rate and maturity date and the proceeds earned can vary. As of June 30, 2001, we had outstanding $38,772,000 of Debentures under the Indenture.

INTEREST RATE . . . . . . .Interest on the Debentures is  payable  at  an annual rate equal to the greater of:

                           (1) the  applicable  fixed rate of interest stated on
                               the   cover   page of   this     prospectus for a
                               particular maturity date; or

                           (2) the  variable  "Treasury  Bill Rate" described on
                               page 12.

                           Given the current spread between treasury bill rates and the current interest rate of the Debentures, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity.

MATURITY DATE . . . . . . .The Debentures will  mature  on  the  applicable date stated on the cover page of the prospectus which corresponds to the applicable minimum fixed rate of interest.

ISSUE DATE . . . . . . . . The "Issue Date" will be set forth on your  Debenture certificate and is no later than the day on which we receive your application and check.

INTEREST PAYMENT DATE  . . We will pay interest quarterly in arrears on  January
                           1, April 1, July 1 and October 1 of each year and on the "Maturity Date."

OPTIONAL REDEMPTION  . . . We may redeem the Debentures in whole or in  part, at our option, at any time at the principal amount, together with accrued but unpaid interest.

INTEREST REINVESTMENT
OPTION . . . . . . . . . . Additional amounts may be added to the  principal  of the Debenture pursuant to an election by the holder to have quarterly interest payments added to the principal of the Debenture.

                           Debenture holders who elect the reinvestment option will receive a statement from us indicating the amounts added to the principal of the Debentures.

RANKING . . . . . . . . . .The Debentures are subordinated to all  Senior  Debt.
                           Therefore, if our assets are distributed as a result of total liquidation or reorganization, the holders of all Senior Debt will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment.

APPLICATION PROCESS . . . .If you are interested in purchasing  Debentures,  you must forward a completed application and a check (personal, cashiers or certified) or money order payable to us in an amount equal to the principal amount of the Debenture to be purchased.

                           You can obtain an application and prospectus by contacting us at:

                           Telmark LLC            Phone: 1-800-253-6729
                           Securities Department  Fax:   1-315-449-7451
                           P.O. Box 5060          E-mail: securities@telmark.com
                           Syracuse, NY 13220-5060

                           You may purchase Debentures only if you  live  in the
                           states   listed   under   the  "Plan of Distribution"
                           section on page 11 of this Prospectus.

                           We reserve the right to reject any application submitted to us.

                                  RISK FACTORS

         You should  carefully  consider the following risk factors,  as well as
the  other  information   presented  in  this  prospectus,   and  the  documents
incorporated by reference in deciding whether to invest in the Debentures.

         OUR BUSINESS OF LEASING EQUIPMENT INVOLVES A HIGH DEGREE OF RISK.

         Our principal assets are our portfolio of outstanding leases and the residual value of equipment or other property under lease as described below. As a leasing company, there is a risk that our customers will fail to make the payments required under a lease and that the equipment or property leased might be sold after the lease expires for less than the residual value anticipated at the initiation of the lease. Our leasing business may be affected by general economic conditions, including the level of inflation, fluctuations in general business conditions, and the availability of financing to us and our customers. Our business is dependent upon continued demand for leases as a financing option and would be adversely affected by our customers using other financing methods to acquire the use of equipment, such as by purchasing the equipment.

         WE MAY EXPERIENCE DIFFICULTY IN COLLECTING THE AMOUNTS DUE UNDER OUR LEASES.

         We may not receive payments of amounts due under our leases because of bankruptcies, contract disputes, or defaults by our customers. The ultimate collectibility of amounts due under our leases is directly dependent upon the credit practices employed by us and the credit-worthiness of the individual leases in our portfolio. See "Business of Telmark - Credit Policies" in our Annual Report to Investors provided with this prospectus. There are other factors that could significantly impact our lease collection experience and our earnings. These factors include:

         o        changes in general economic conditions;
         o        government farm policy;
         o        adverse weather conditions; and
         o        international commodities prices.

         Some of these risks are related to the fact that our customers are concentrated in particular segments of agriculture or specific geographic areas. Our business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 70% of our leases directly related to agriculture production. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 2001, the largest concentration is in crops enterprises which represented 19% of the portfolio, dairy enterprises which represented 15% of the portfolio, and wood products enterprises which represented 11% of the portfolio. At June 30, 2001, approximately 43% of our net lease investment was in the states of Michigan, New York, Ohio and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of our lease receivables. See "Our Business is Indirectly Affected by the Agricultural Economy."
                                      - 6 -

         OUR ESTIMATED RESALE VALUE OF LEASED EQUIPMENT OR OTHER LEASED PROPERTY THAT WE EXPECT TO DERIVE FROM LEASES MAY BE LOWER THAN WE EXPECT.

         Residual values are the estimated resale value of leased equipment or other leased property that we expect to derive as leases expire. We estimate the residual values of leased assets at the time we write the leases. Realization of residual values depends on several factors not within our control. Such factors include:

         o        the condition of the equipment;
         o        the cost of comparable new equipment; and
         o        technological or economic obsolescence of the equipment.

         We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. Although there can be no assurance this experience will continue in the future, our management monitors residual collections and anticipates this trend to continue. Failure to realize residual values could have a material adverse effect on our earnings. See "Business of Telmark - Residual Value," in our Annual Report to Investors provided with this prospectus.

         WE WILL  CONTINUE TO NEED  ADDITIONAL  FINANCING  FOR US TO CONTINUE TO
         GROW.

         Our ability to obtain adequate financing to maintain the size of our current lease portfolio and to permit growth in our lease portfolio is key to our continuing profitability and stability. Our principal sources of external financing as of June 30, 2001 were:

                                                                  PERCENTAGE OF
                                                                OUTSTANDING DEBT
                                                                ----------------

         o Banks                                                             51%
         o Debt Placements with private institutional investors              26%
         o Lease backed asset securitization                                 16%
         o Debentures sold to the public                                      7%

          There can be no assurance, however, that we will be able to obtain future financing in amounts that are sufficient or on terms which are acceptable. Our inability to obtain adequate financing would have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this prospectus.

         CHANGES IN INTEREST RATES MAY AFFECT OUR PROFITABILITY.

         We try to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds we borrow to finance our leasing activities with the maturity and repricing characteristics of our lease portfolio. However, a rise in interest rates would increase the cost of funds we borrow to finance our leasing business and could lower the value of our outstanding leases in the secondary market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures About Market Risk," in our Annual Report to Investors provided with this prospectus. In addition, a rise in interest rates, to the extent that it would increase the cost of financing our leases, would increase the cost of leases to potential customers and could decrease the demand for our leases.

         WE ARE OFFERING DEBENTURES THAT ARE NOT SECURED OBLIGATIONS AND ARE SUBORDINATE TO OUR OTHER DEBT.

         The Debentures are unsecured obligations of ours and are subordinated to all Senior Debt. There are no specific assets that you can look to for repayment of the Debentures. If our assets are distributed as a result of bankruptcy, liquidation or reorganization, the holders of all Senior Debt will receive payment in full before the holders of Debentures receive any payment. We may not have enough assets after paying off our Senior Debt to pay you the amounts owed to you under the Debentures.

         WE HAVE LIMITED RESTRICTIONS ON CERTAIN TYPES OF TRANSACTIONS WHICH MAY ADVERSELY AFFECT YOU.

         In addition to the subordination provisions of the Indenture, holders of the Debentures may be adversely affected by the fact that the Indenture contains only limited restrictions on reorganizations, restructuring, mergers or similar transactions involving us. In addition, the Indenture does not limit the amount of debt that we may incur.

         WE ARE NOT OFFERING THE DEBENTURES THROUGH AN UNDERWRITER.

         This offering of Debentures is not being underwritten. Accordingly, no underwriter, such as an investment bank, has undertaken a review of our corporate records, evaluated our financial condition, or evaluated the terms of the Debentures and this offering, including our ability to meet our payment obligations on the Debentures.

         WE ARE CONTROLLED BY AGWAY.

         Agway owns all of the members equity of Telmark LLC. This ownership permits Agway to control all of our actions (including the withdrawal of member's equity by Agway) and could result in us taking actions that would adversely affect our ability to make payments of principal or interest on the Debentures. On September 14, 2001, Agway pledged its membership interest in Telmark as additional collateral under an asset-based credit agreement Agway has with certain lenders. In the event Agway defaults on its obligations under this credit agreement, Agway's lenders could choose among the remedies available to them, to foreclose on the Telmark membership interest pledged as security, which would result in a change of control of Telmark, giving Telmark's senior lenders rights to demand repayment of existing outstanding debt.

         OUR BUSINESS IS INDIRECTLY AFFECTED BY THE AGRICULTURAL ECONOMY.

         Our financial condition is indirectly affected by factors influencing the agricultural economy, since these factors impact the demand for equipment leased by us and the ability of our customers to make payments on leases. These factors include:

         o changes in the level of government expenditures on farm programs and the elimination of the acreage reduction programs which could reduce the income of our customers;

         o adverse weather-related conditions that negatively impact the agricultural productivity and income of our customers; and

         o oversupply of, or reduced demand for, agricultural commodities produced by our customers.

         Our business may also be affected by major national and international events, such as a downturn in the United States or major foreign economies, for example, which can affect such things as the general level of interest rates. These factors, to the extent they adversely affect our customers, could have an adverse effect on our financial condition and our ability to make payments on the Debentures. See "Business of Telmark - Agricultural Economy," in our Annual Report to Investors provided with this prospectus.

         WE MAY HAVE A LIABILITY UNDER TAX GUARANTEES.

         For certain lease contracts we have agreed to indemnify customers if certain adverse tax consequences arise in connection with a lease. We cannot predict our liability under these indemnification provisions.

         PRINCIPAL AND INTEREST PAYMENTS ON THE DEBENTURES ARE NOT GUARANTEED.

         Although Agway owns all of our members equity, neither Agway nor any of its subsidiaries guarantees the payment of interest on or the principal of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this prospectus.

         THERE IS NO PUBLIC MARKET FOR THE DEBENTURES.

         There is no market for the Debentures and we do not intend to create or encourage a trading mechanism for these Debentures. We do not intend to apply for listing of the Debentures on any securities exchange. The secondary market, if any for, and the market value of, the Debentures will be affected by a number of factors independent of our creditworthiness, including:

         o        the level and direction of interest rates;

         o        the remaining period to maturity of the Debentures;

         o        our right to redeem the Debentures; and

         o the aggregate principal amount of the Debentures and the availability of comparable investments.

      In addition, the value of the Debentures relative to other debt instruments you could purchase from other issuers may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and us specifically.

         There is no assurance that:

         o        a secondary market value of the Debentures will develop;

         o        any secondary market that does develop will continue;

         o the price at which an investor can sell the Debentures will enable the investor to realize a desired yield on that investment; or

         o in the event of redemption, an effective interest rate as high as that of the Debentures will be paid.

      The relative value of the Debentures is likely to fluctuate; such fluctuations may be significant and could result in significant losses to you. You should rely solely on our ability to repay principal at maturity of the Debentures as the source for liquidity in your investment.

         WE OPERATE IN A COMPETITIVE MARKET.

         We compete with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and as a consequence are able to compete on a long-term basis within the market segment which we serve. See "Business of Telmark - Competition," in our Annual Report to Investors provided with this prospectus.

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make statements in the prospectus or in the documents incorporated by reference that may constitute forward-looking statements within the meaning of a federal law, the Private Securities Litigation Reform Act of 1995. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth under the caption "Risk Factors."

         RATIO OF EARNINGS TO FIXED CHARGES

         Following is the ratio of earnings to fixed charges for the years ended June 30,
         2001         2000         1999         1998         1997
         ----         ----         ----         ----         ----
         1.6          1.6          1.6          1.6          1.5

      The ratio of earnings to fixed charges is calculated by adding fixed changes (interest and rent expense) to income before income taxes and dividing by the fixed charges. For additional information see Computation of Fixed Charges filed as Exhibit 12 to post effective Amendment No. 2 of Registration Statement No. 333-87581.

                                 USE OF PROCEEDS

         We cannot assure you that all or any of the Debentures will be sold. We do not have a minimum amount of Debentures which must be sold as a condition to the sale of any of the Debentures. The net proceeds of the sale of the Debentures offered under this Prospectus will be no greater than $17,000,000 which represents the unsold portion of a $20,000,000 offering previously registered. We intend to use net proceeds from the sale of the Debentures for general company purposes, which may include the financing of capital expenditures and working capital.

         We estimate that the expenses to be incurred in the offering of Debentures will be approximately $109,800, which includes legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses.

                              PLAN OF DISTRIBUTION

         We may sell the Debentures to:

         o        our customers;
         o        our employees and former employees;
         o        employees and former employees of Agway;
         o        members of Agway;
         o        non-member patrons of Agway; and
         o        the general public.

         We may solicit the sale of Debentures through direct mailings. We may also make applications and prospectuses available through locations of certain affiliates of Agway. Most sales of Debentures however, will be made through direct inquiries by potential investors via telephone or e-mail.

         You can obtain applications to purchase the Debentures and this prospectus by contacting us at:

                      Telmark LLC                 PHONE: 1-800-253-6729
                      Securities Department       FAX:   1-315-449-7451
                      P.O. Box 5060               E-MAIL: securities@telmark.com
                      Syracuse, NY 13220-5060

         You may purchase Debentures only if you live in the states listed below:

            o        Connecticut               o        Delaware
            o        Florida                   o        Maine
            o        Maryland                  o        Massachusetts
            o        New York                  o        New Hampshire
            o        New Jersey                o        Ohio
            o        Pennsylvania              o        Rhode Island
            o        Vermont

         All Telmark employees and the employees of Agway who are involved in offering the Debentures have other principal duties in connection with the business of Telmark or Agway, as the case may be, and are not otherwise engaged in the sale of securities.

         We will not employ any sales people to solicit the sales of securities, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with their sale. The individual Telmark and Agway employees who participate in the sale of the Debentures may be deemed to be underwriters of this offering within the meaning of that term as defined in
Section 2(11) of the Securities Act of 1933, as amended.

                          DESCRIPTION OF THE DEBENTURES

         We are authorized to issue the Debentures under an Indenture dated as of September 30, 1993, between us and OnBank & Trust Co., as "Trustee." Manufacturers and Traders Trust Company assumed the Trustee responsibilities of OnBank & Trust Co. under an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., us, and Manufacturers and Traders Trust Company. Supplemental Indentures between us and Manufacturers and Traders Trust Company were executed as of June 30 and July 1, 1998.

         The following description is a summary of the material provisions of the Indenture. This description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Debentures. We have filed the Indenture as an exhibit to the registration statement which includes this prospectus.

         OFFERING OF THE  DEBENTURES.  The  Debentures  to be issued  under this prospectus are limited to $17,000,000 aggregate principal amount, which represents the unsold portion of a $20,000,000 offering of Debentures that was previously registered. However, the Indenture does not limit the amount of the Debentures or other securities which may be issued by us. As of June 30, 2001, we had $38,772,000 principal amount of Debentures issued and outstanding under the Indenture. The Debentures and any other securities issued and outstanding under the Indenture are referred to as "Outstanding Debentures."

         PRICE AND DENOMINATIONS. We will issue the Debentures at 100% of their principal amount. We will issue the Debentures in registered form in minimum denominations and multiples as shown in the table on the cover page of this prospectus.

         INTEREST. The Debentures will bear interest from their respective Issue Dates at the per annum rate described below on the basis of a 360-day year of twelve 30-day months, notwithstanding the terms of the Debentures in the Indenture.

         We may, from time to time, before the offering of the Debentures is completed, change the rate of interest or maturity date offered by filing a supplement to this prospectus with the SEC. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debenture previously issued.

         The interest rates on the Debentures offered by this prospectus are shown on the cover page and are at an annual rate equal to the greater of:

         o        the fixed rate percentage per annum; or
         o        a variable "Treasury Bill Rate," as defined below.

         The applicable fixed rate of interest will be determined by reference to the cover page (or supplement, if applicable), and will be tied to the Maturity Date (as defined below).

         U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price.

         o The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year.
         o The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519).
         o Unlike the interest on U.S. Treasury bills, interest on the Debentures will not be exempt from state and local income taxation.

         The "Treasury Bill Rate" for each quarterly interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the following interest determination periods:

         o September 1 to November 30, inclusive, for the January 1 interest payment date;
         o December 1 to February 28 inclusive, for the April 1 interest payment date;
         o        March 1 to May 31, for the July 1 interest payment date;
         o        June 1 to August 31, for the October 1 interest payment  date;
                  or
         o December 1 to February 28 for interest payable on the maturity date (each such period, an "Interest Determination Period").

         If the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, we will select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. We will round the Treasury Bill Rate to the nearest one hundredth of a percentage point.

         If we determine in good faith that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period for a particular interest payment date or the maturity date, as applicable, we will substitute an "Alternate Rate" for the Treasury Bill Rate for that period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities which we have selected, for those weeks in the Interest Determination Period for which no rate is published as described above. We will round the Alternate Rate to the nearest one hundredth of a percentage point.

         We will pay the interest rate stated on the Debenture if we determine in good faith that neither the Treasury Bill Rate nor Alternate Rate can be computed for the following periods:

         o September 1 to November 30, inclusive, for the January 1 interest payment date,
         o December 1 to February 28, inclusive, for the April 1 interest payment date,
         o March 1 to May 31, inclusive, for the July 1 interest payment date, or
         o June 1 to August 31, inclusive, for the October 1 interest payment date.

      The following chart shows for the periods indicated: (1) the Treasury Bill Rate, (2) the highest per annum discount rate on six month U.S. Treasury Bills at one of the 13 auctions during the period used to calculate the "Treasury Bill Rate," and (3) the lowest per annum discount rate on six month U.S. Treasury Bills at one of the 13 auctions during the period used to calculate the "Treasury Bill Rate."

                      [CHART WITH ATTACHED FIGURES PLOTTED]

                                   AVERAGE
PAYMENT                           "TREASURY                     HIGH                  LOW
DATE                              BILL RATE"
========================= =============================== =====================  ====================

Jan. - 90                           7.60%                      7.92%                 7.40%
Apr. - 90                           7.57%                      7.77%                 7.30%
Jul. - 90                           7.83%                      8.03%                 7.74%
Oct. - 90                           7.51%                      7.75%                 7.19%
Jan. - 91                           7.18%                      7.36%                 6.96%
Apr. - 91                           6.34%                      6.96%                 5.85%
Jul. - 91                           5.75%                      6.06%                 5.61%
Oct. - 91                           5.63%                      5.79%                 5.23%
Jan. - 92                           5.01%                      5.39%                 4.50%
Apr. - 92                           3.99%                      4.39%                 3.80%
Jul. - 92                           3.97%                      4.27%                 3.71%
Oct. - 92                           3.46%                      3.90%                 3.18%
Jan. - 93                           3.10%                      3.45%                 2.78%
Apr. - 93                           3.23%                      3.46%                 3.06%
Jul. - 93                           3.14%                      3.19%                 2.95%
Oct. - 93                           3.18%                      3.30%                 3.10%
Jan. - 94                           3.16%                      3.30%                 3.02%
Apr. - 94                           3.27%                      3.53%                 3.14%
Jul. - 94                           4.15%                      4.81%                 3.61%
Oct. - 94                           4.75%                      4.99%                 4.53%
Jan. - 95                           5.04%                      5.85%                 4.89%
Apr. - 95                           6.20%                      6.42%                 5.86%
Jul. - 95                           5.82%                      6.00%                 5.65%
Oct. - 95                           5.43%                      5.61%                 5.30%


                                   AVERAGE
PAYMENT                           "TREASURY                     HIGH                  LOW
DATE                              BILL RATE"
========================= =============================== =====================  ====================
Jan. - 96                           5.37%                      5.38%                 5.22%
Apr. - 96                           4.99%                      5.25%                 4.71%
Jul. - 96                           5.01%                      5.19%                 4.80%
Oct. - 96                           5.24%                      5.41%                 5.08%
Jan. - 97                           5.17%                      5.38%                 5.07%
Apr. - 97                           5.07%                      5.11%                 4.97%
Jul. - 97                           5.30%                      5.45%                 5.00%
Oct. - 97                           5.16%                      5.26%                 5.05%
Jan. - 98                           5.11%                      5.19%                 4.97%
Apr. - 98                           5.13%                      5.30%                 4.91%
Jul. - 98                           5.08%                      5.17%                 4.99%
Oct. - 98                           5.06%                      5.17%                 4.94%
Jan. - 99                           4.12%                      4.94%                 3.87%
Apr. - 99                           4.41%                      4.53%                 4.28%
Jul. - 99                           4.46%                      4.63%                 4.32%
Oct. - 99                           4.73%                      4.96%                 4.49%
Jan. - 00                           4.99%                      5.22%                 4.81%
Apr. - 00                           5.51%                      5.77%                 5.24%
Jul. - 00                           5.90%                      6.25%                 5.75%
Oct. - 00                           6.03%                      6.15%                 5.92%
Jan. - 01                           6.06%                      6.10%                 5.94%
Apr. - 01                           5.34%                      6.05%                 4.74%
Jul. - 01                           4.10%                      4.77%                 3.62%
Oct. - 01                           3.45%                      3.64%                 3.26%

         For example, if the Debentures were purchased on October 2, 2001, the fixed interest rate would have been paid. Although the period September 1, 2001 to November 30, 2001, is not complete as of the date of this prospectus (and the Treasury Bill Rate for the January 1, 2002 interest payment date cannot yet be determined), the average Treasury Bill Rate as of October 2, 2001 was 2.90%.

         The six-month U.S. Treasury Bill Rate has fluctuated widely during the periods shown in the chart. This rate can be expected to fluctuate in the future. Whenever the Treasury Bill Rate exceeds the fixed rate on the Debentures, these fluctuations will cause the interest rate we will pay on the Debentures to exceed the fixed rate. See "Risk Factors - There is no Public Market for the Debentures."

         PAYMENTS OF PRINCIPAL AND INTEREST. Principal amounts of the Debentures will be due and payable, together with interest accrued but unpaid, on the "Maturity Date" for these Debentures. The Maturity Date for the Debentures offered will be in the table on the cover page of this prospectus. We will pay you the interest on the Debentures quarterly on the following Interest Payment
Dates:

         o        January 1;
         o        April 1;
         o        July 1;
         o        October 1 and
         o        on the Maturity Date.

         We will pay you principal and interest on the Debentures at the office of the transfer agent, Agway, in DeWitt, New York.

         You may add additional amounts to the principal of the Debenture if you elect to have quarterly interest payments added to the Debenture and if you increase the principal amount of the Debenture. If you make such an election, we will send you a statement which will indicate the amounts you added to the principal of the Debenture.

         If an Interest Payment Date, a Redemption Date (as defined below), a Maturity Date or other payment date is not a Business Day, we will pay you on the next Business Day as if made on such Interest Payment Date, Redemption Date, Maturity Date or other payment date. "Business Day" means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York or commercial banking institutions in New York City are authorized or required by law or executive order to close.

         SUBORDINATION AND COVENANTS. The Debentures are unsecured obligations, and payment is subordinated to our other debt, except debts similarly subordinated. The Indenture does not prevent us from incurring additional debt. Also, the Indenture does not restrict us as to the interest rate or other terms of any additional debt which we may incur. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving us, which may adversely affect the holders of the Debentures. We are not limited in our ability to merge into or transfer or lease all or substantially all of our assets to a corporation or other entity as long as:

         o such corporation assumes our obligations under the Debentures and the Indenture and,
         o after the transaction, there exists no event of default under the Indenture.

         TRANSFER.  There are no restrictions on the transfer of the Debentures.

         SETTLEMENT  AND  ISSUE  DATE.  If  you  are  interested  in  purchasing
Debentures, you must forward a completed application and a check (personal, cashiers or certified) or money order payable to us in an amount equal to the principal amount of the Debenture to be purchased.

         You can obtain an application to purchase Debentures offered by this prospectus by contacting us at the address and phone number listed under the "Plan of Distribution."

         We generally will process applications within 5 to 10 days after we receive them. We will then forward your certificate to the Trustee for authentication. The Trustee will then forward you the Debenture. Your Debenture certificate will be sent to you approximately 3 weeks after we receive your application.

         The "Issue Date" will be set forth on your Debenture certificate and is no later than the day we receive your application and check.

         We reserve the right to reject any application submitted to us.

         REDEMPTION PROVISIONS. At any time, on not less than 30 days written notice, we may, at our option, redeem all or some of the Debentures at the principal amount, plus accrued but unpaid interest from the last Interest Payment Date to the date fixed for redemption, (the "Redemption Date"), at the fixed rate. Should the Debentures be redeemed by lot, all Debentures not redeemed will be accorded equal treatment in any subsequent redemption.

         INTEREST REINVESTMENT OPTION. When you complete an application to purchase Debentures, or at any time after that date, you may elect to have all the future interest paid on the Debentures reinvested automatically into the Debentures. If you elect to have interest reinvested automatically, then we will add the interest due on each Interest Payment Date to the principal amount of the Debenture on which interest was paid. Your interest that is reinvested will earn interest on the increased principal amount on the same basis as your original principal amount. Any interest that you reinvest will be subject to federal and state income tax as if it had been received by you on the date it was reinvested. See "Description of the Interest Reinvestment Option."

         You may revoke your election for future interest payments at any time by providing us with written notice. Your election will be effective on the date we receive it.

         SUBORDINATION PROVISIONS. The payment of the principal and interest on the Debentures is subordinated in right of payment, to the extent required in the Indenture, to the amounts of principal and interest due on "Senior Debt."

         Senior Debt is the principal and interest on our debt for money which we have borrowed from or guaranteed to the following:

         o        banks,
         o        trust companies,
         o        insurance companies, and
         o other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations, unless the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Debentures.

         Senior  Debt  includes  all  of  our  interest-bearing  debt  presently
outstanding   except   indebtedness   with  respect  to  our  other  Outstanding
Debentures. As of June 30, 2001, Senior Debt of $526,898,000 was outstanding.

         If we are liquidated or reorganized, we will pay the holders of all Senior Debt in full before we pay you any amount. After we pay the Senior Debt in full, you may be entitled to participate in any distribution of our remaining assets. Due to the subordination of the Outstanding Debentures to the Senior Debt, Senior Debt holders may receive more assets on a percentage basis, and holders of the Outstanding Debentures may receive less assets on a percentage basis, than our other creditors. In the event of a liquidation or reorganization, holders of Outstanding Debentures may receive no assets.

         MODIFICATION OF INDENTURE. The Indenture permits the Trustee and us to make non-material modifications and amendments to the Indenture without your consent. Other modifications and amendments to the Indenture require the written consent of holders of 66-2/3% in aggregate principal amount of Outstanding Debentures. Without this consent, no amendment or modification may:

         (1) reduce the amount of Outstanding Debenture required to amend the Indenture,

         (2) reduce the interest rate or time for payment of any interest on any Outstanding Debenture,

         (3) reduce the principal or change the Maturity Date of any Outstanding Debenture,

         (4) make any changes to the Indenture with respect to the waiver of past defaults thereunder or the rights of holders of Outstanding Debentures to receive payments, or

         (5) make any changes to the subordination provisions contained in the Indenture.

         COVENANTS. Under the Indenture, we promise to make payments on the Outstanding Debentures and to file all required reports and other documents with the SEC. The Indenture does not restrict our ability to distribute member's equity or require us to maintain any ratios or reserves.

         EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE TO DEBENTURE HOLDERS. We will be in default under the Indenture if any of the following occur:

         (1) we fail for a period of 30 days to pay interest upon any of the Outstanding Debentures when due;

         (2) we fail to pay principal of the Outstanding Debentures when due and payable at maturity, upon redemption or otherwise; or

         (3) we fail to perform any other covenant which we have committed to in the Indenture for a period of 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures.

         Within 60 days after the default, the Trustee is required to give the Outstanding Debenture holders notice of all defaults known to the Trustee to the Outstanding Debenture holders. However, the Trustee does not have to give notice if we cure the default before the Trustee gives the notice. If we fail to pay the payment of principal or interest on any of the Outstanding Debentures, the Trustee may withhold notice of our default, as long as the Trustee in good faith determines that withholding the notice is in the interest of the Outstanding Debenture holders.

         When a default occurs, or during the continuation of a default, the Trustee or the holders of 25% in aggregate principal amount of the Outstanding Debentures may declare the principal of all the Outstanding Debentures and the interest accrued thereon due and payable. However, the holders of a majority of the aggregate principal amount of the Outstanding Debentures may waive all defaults and rescind such declaration if we cure the default.

         Subject to the provisions of the Indenture covering the Trustee's duties on any default or continuation of default, the Trustee has no obligation to exercise any of its rights or powers at the request, order or direction of any holders of Outstanding Debentures, unless they shall have offered to the Trustee reasonable security or indemnity. Also, subject to such provisions of the Indenture regarding the Trustee's right to reasonable security or indemnity, a majority of the holders of the aggregate principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

         NO GUARANTEE BY AGWAY. Neither Agway nor any of its other subsidiaries have guaranteed the payment of principal of or interest on the Debentures.

         THE TRUSTEE. The Indenture contains certain limitations on the right of the Trustee, as our creditor, to obtain payment of claims in certain cases. It also limits the ability to obtain certain property as security or otherwise in relation to those claims.

         AUTHENTICATION AND DELIVERY. We may authenticate the Debentures and have them delivered to you upon our written order without any further company action.

         SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon payment or redemption of all Outstanding Debentures or if we deposit sufficient funds with the Trustee to pay off or redeem all the Outstanding Debentures.

         EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. We are required to provide to the Trustee certificates from our officers stating that we have complied with all promises and conditions under the Indenture.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

         GENERAL. If you have elected to have all interest paid on your Debentures reinvested automatically, the interest due on each quarterly Interest Payment Date will be added to the principal amount of the Debentures and will earn interest after that date on the same basis as the original principal amount. You may revoke this election for future interest payments at any time providing us with written notice. Your election will be effective on the date it is received by us. Interest reinvested will be subject to federal and state income tax as if it had been received by you on the date it is reinvested.

         RATES ON PREVIOUSLY ISSUED DEBENTURES. The fixed interest rate on previously issued Outstanding Debentures by us are as follows:


         STATED INTEREST                        MATURITY
              RATE                                 DUE
================================  ====================================
              6.25%                             March 31, 2002
              6.75%                             March 31, 2002
              7.50%                             March 31, 2002
              8.00%                             March 31, 2003
              8.50%                             March 31, 2003
              8.25%                             March 31, 2004
              8.50%                             March 31, 2004
              8.75%                             March 31, 2008
              9.00%                             March 31, 2009

         The holders of any of the Debentures referenced above may elect the reinvestment option.

         Interest on these Outstanding Debentures is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at the rate per annum for each quarterly period equal to the greater of the Debentures' fixed rate or the Treasury Bill Rate.

                                  LEGAL MATTERS

         Theresa A. Szuba, Telmark's general counsel, issued an opinion to us about the legality of the Debentures.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional office of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC- 0330 for more information about the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov."

         We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this information. We incorporate by reference the documents listed below:

         o        Annual Report on Form 10-K for the year ended June 30, 2001.
         o Quarterly Reports on Form 10-Q filed subsequent to the date of such Annual Report to the Investors.

We will provide you with the Annual Report to Investors containing audited financial statements and quarterly reports on Form 10-Q containing unaudited financial statements. The Annual Report to Investors is included as Exhibit 13 of this Registration Statement.

         You may also request a copy of these filings at no cost by writing or telephoning us at the address or telephone number listed above under "Plan of Distribution."

         This prospectus is part of a larger registration statement we file with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front cover of these documents.

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                                     - 22 -

                                   TELMARK LLC


                                   PROSPECTUS

         Until December 3, 2001 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                   TELMARK LLC



                               2001 ANNUAL REPORT
                                  TO INVESTORS

         This Annual Report To Investors contains forward-looking statements that involve certain risks and uncertainties. Actual results could differ materially from those statements. Certain factors that could cause actual results to differ materially from those projected include, but are not limited to, uncertainties of economic, competitive and market decisions and future business decisions, as well as those factors discussed in Telmark's annual report on Form 10-K for the year ended June 30, 2001.

Telmark Investors:

In fiscal year 2001, Telmark achieved outstanding financial results. The portfolio net investment grew 10 percent to $724 million and we achieved our seventh straight year of increasing earnings while maintaining adequate reserves and portfolio quality.

Pre-tax income was $21.2 million, a $1.2 million increase over the prior year. Portfolio quality was again strong with our seventh straight year of currency over 97%.

Our results are the product of good old-fashioned sales and credit discipline. Telmark's sales philosophy of "people buy from people" may seem antiquated in an e-commerce world, but nothing replaces the insights and knowledge that come from our employees. Continual focus on servicing customers is our time-tested blueprint for success.

After 37 years, Telmark is now a nationwide finance company: we have the capacity to finance assets anywhere in the continental United States. The platform that we have built going into the 21st century is characterized by what we believe to be the most talented agricultural sales force in the nation coupled with a lean corporate staff and a delayered company structure.

On behalf of all Telmark employees, thanks for the confidence you have placed in us.





Daniel J. Edinger
President
Telmark LLC

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                                        4

                               BUSINESS OF TELMARK

Telmark LLC ("Telmark," "we," "our," "us" or "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company which was formed to carry on the business of Telmark in limited liability company, rather than corporate, form. On July 1, 2001, we became a direct wholly owned subsidiary of Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1999 Co-op 100 Index produced by the National Cooperative Bank. Prior to July 1, 2001, we were a direct wholly owned subsidiary of Agway Holdings Inc. ("AHI"), an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by ultimately merging AHI into Agway and assuming all assets and liabilities of AHI. Telmark currently employs 226 persons. On September 14, 2001, Agway pledged its membership interest in Telmark as additional collateral under an asset-based credit agreement Agway has with certain lenders. In the event Agway defaults on its obligations under this credit agreement, Agway's lenders could choose among the remedies available to them, including the right to foreclose on the Telmark membership interest pledged as security, which would result in a change of control of Telmark.

 Our operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Our leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings.

        o        We  brand  our  leasing   service  as Agrilease(R)  and Telease
                 Financial Services(R).
        o We highlight our service-oriented approach in advertisements and product brochures.

We offer a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows, customer credit quality, and the customer's individual preferences.

With a direct finance lease the customers have use of the leased property over a specified term for a periodic rental charge: the lease payment. Customers make lease payments in advance. In most cases, at least two months of the lease payments are collected in advance before the lease starts. We offer most direct finance leases for a period which does not exceed our estimate of the useful life (based on our estimate of customers use) of the equipment or the building leased. We offer equipment and vehicle leases typically for a period of 3 to 6 years, and generally do not exceed 8 years. We offer building leases typically for longer terms (e.g., 5 to 10 years), up to maximum terms of 15 years. As of June 30, 2001, our outstanding leases had an average original term of approximately 5.8 years and average remaining term of approximately 4.7 years.

Generally, the customer selects the supplier of the equipment or other property to be leased and we are not responsible for its suitability, performance, life, or any other characteristics. Our primary responsibility is to buy the property from the supplier, lease it to the customer, and collect the lease payments. For certain lease contracts we have agreed to indemnify customers if certain adverse tax consequences arise in connection with a lease. We cannot predict our liability under these indemnification provisions, but we believe that our liability is remote and the net effect of any liability is not material. The customers assume all obligations of insurance, repairs, maintenance, service, and property taxes. Historically, in most of our lease transactions, the lessee has purchased the leased property or equipment upon termination of the lease. However, at the expiration of the direct finance lease term, the customers have an option to:

         o        purchase the leased property,
         o        renew the lease, or
         o        return the leased property to us.

We realize net earnings, if revenues from our leases, exceed our operating expenses and income taxes.

         o "Revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property.

         o "Operating expenses" include interest expense, provision for credit losses (the dollar amount we set aside to cover its estimated losses should a lessee fail to make required payments under a lease), and selling, general and administrative expenses including our payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services.
         o "Interest expense" is the single largest operating cost of Telmark and is primarily the interest we must pay on the amounts borrowed from banks and other investors to finance our leases.

  An example of how a direct finance lease transaction generates profits for us is set forth below:

         o A potential customer determines that he needs to acquire a machine to harvest his corn. He selects a harvester and enters into a lease with us for that particular machine.
         o We purchase the harvester using funds we borrow or with available cash on hand. Under terms of the lease, the customer agrees to make lease payments to us.
         o At the end of the lease term, the customer may (1) purchase the harvester from us for its fair market value, (2) extend the lease on terms agreed to by us, or (3) return the harvester to us. We make a profit on the lease to the extent that the sum of the lease payments collected during the lease term plus the proceeds from the sale or re-lease of the equipment after the initial lease term exceeds the cost of the equipment and other operating expenses.

PORTFOLIO MIX
We finance agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules, we have a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origin. Such diversification helps mitigate adverse circumstances affecting a particular industry, geography or other segments of our business, to the extent that such circumstances do not adversely affect our entire business.

"Leases" in our portfolio are defined by us for the following statistical purposes as amounts due to us by lessees under all of our outstanding leases net of unearned interest and finance charges and excluding leases in process (known as "net investment") and includes deferred origination costs.

As of June 30, 2001, we had approximately $724 million of leases and notes outstanding. We lease equipment which includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. The percentage of leases by equipment type has generally remained constant and we do not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of our leases, we have not been adversely affected by, and do not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:

                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  JUNE 30, 2001
--------------------------------------------------------------------------------
        (PERCENTAGES ARE OF DOLLAR AMOUNTS DUE UNDER OUTSTANDING LEASES)
--------------------------------------------------------------------------------
Equipment Type                                                                 %
--------------                                                            ------
Farm equipment, machinery and tractors....................................   31%
Highway vehicles..........................................................   17%
Buildings.................................................................   35%
Forestry related equipment................................................    7%
Construction..............................................................    6%
Other 5% or less of total.................................................    4%
                                                                          ------
      Total...............................................................  100%
                                                                          ======

We maintain a large customer base which includes over 18,000 customers. The minimum purchase price of equipment which we finance is $1,500. Approximately 40% of our customers hold more than one lease with us. In order to limit its credit exposure to particular customers, our Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of our outstanding Leases, except for Agway which is allowed up to $32 million (4.4% of net investment). Currently, no customer accounts for more than 1.0% of the dollar amount of our outstanding Leases except for Agway, which accounts for 2.8% of our Leases. Our average lease size at origination is approximately $33,000. The breakdown of leases by size is as follows:

                           SCHEDULE OF LEASES BY SIZE
--------------------------------------------------------------------------------
 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 2001
--------------------------------------------------------------------------------
                                  Dollars
Original Size Transaction      (In Millions)            %
-------------------------     ----------------     -------------
Under $7,500                     $   7.4                3%
$ 7,500 - $24,999                   60.9               21%
$25,000 - $49,999                   58.8               21%
$50,000 - $99,999                   53.2               19%
$100,000 - $249,999                 46.7               16%
$250,000 & Over                     57.5               20%
                              ----------------     -------------
     Total                       $ 284.5              100%
                              ================     =============

The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, we serve diverse enterprises which helps us keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations. The breakdown of leases by industry is as follows:

                               SCHEDULE OF LEASES
                                   BY INDUSTRY
--------------------------------------------------------------------------------
                                  June 30, 2001
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding leases)
--------------------------------------------------------------------------------
Industry                                                                       %
--------                                                                    ----
Crops....................................................................... 19%
Livestock................................................................... 17%
Dairy....................................................................... 15%
Forestry.................................................................... 11%
Transportation.............................................................. 10%
Construction................................................................  7%
Ag Services.................................................................  5%
Other less than 5% of total................................................. 16%
                                                                            ----
      Total.................................................................100%
                                                                            ====

The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.

At June 30, 2001, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 43% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, our business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 25% in 2001. Our continued expansion into new geographic markets mitigates the potential adverse effect on circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 2001
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------
State                                                                         %
                                                                            ----
New York.................................................................... 15%
Pennsylvania................................................................ 11%
Michigan....................................................................  9%
Ohio........................................................................  8%
Wisconsin...................................................................  6%
Illinois....................................................................  6%
Virginia....................................................................  6%
Indiana.....................................................................  4%
Maryland....................................................................  4%
Delaware....................................................................  4%
All Others less than 3%..................................................... 27%
                                                                            ----
      Total.................................................................100%
                                                                            ====

CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after our field representative completes a financial application. Our representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist our representative in providing a comprehensive evaluation of the lease application.
                                        8

The credit search usually begins with electronic credit bureau systems such as TRW, Inc. and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. We retain title to the equipment or building leased. In addition, we often obtain a lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. If a customer defaults on a lease, the real estate lien entitles us to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than us. Thus, we look first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. The Board of Directors must approve all applications over $1,500,000.

We maintain monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 2001, non-earning leases were 0.9% of our net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by our ability to repossess leased property and to foreclose on other property in which we are granted a security interest. See "Business of Telmark - Portfolio Mix." Leases may be amended by us and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is generally a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.

We maintain financial reserves (provision for credit losses) to cover losses in our existing lease portfolio from default or nonpayment. Our allowance for credit losses is based on a periodic review of the collection history of past lessees, current credit practices, an analysis of delinquent accounts and current economic conditions. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
We generally estimate the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations.

During the past ten years, we have collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to us under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by us in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to our ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in most transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

INSURANCE COVERAGE
Under a Telmark lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. We may be exposed to liability from claims by lessees and third parties including claims due to the customer's use of the property or defects in the property. However, in general, direct finance lessors such as us have not been held liable for such claims. In addition, the leases provide us protection against such liability claims. Under the terms of each lease, we disclaim such liability and the customer agrees to indemnify us for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. We require the customer to provide insurance coverage naming us as an additional insured in certain circumstances and we have insurance coverage for most liability claims against us through insurance policies purchased by Agway.

AGRICULTURAL ECONOMY
We are indirectly affected by factors that affect the agricultural economy in which our customers operate. These factors include

      o   governmental agricultural programs,
      o   weather conditions, and
      o   supply and demand conditions with respect to agricultural commodities.

These factors may affect the economic vitality of our customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.

Government Subsidies. Certain policies may be implemented from time to time by the United States Department of Agriculture, the Department of Energy or other governmental agencies which may impact the demands for products produced by our farmer customers. Those policies may have a significant impact on their income and ability to meet their obligations to us.

The Federal Agriculture Improvement and Reform Act ("FAIR") represents the most significant change in government farm programs in more than 60 years. Under FAIR, the former system of variable price-linked deficiency payments to farmers has been replaced by a program of fixed payments which decline over a seven-year period from 1996 to 2002. To compensate for adverse market and weather conditions, additional transfer payments were made by the Federal government during 1998 and 1999. FAIR eliminates federal planting restrictions and acreage controls. We believe that FAIR was intended to accelerate the trend toward greater market orientation and reduce Government influence on the agricultural sector. As a result, we expect the number of acres under cultivation to increase over a long period of time. This increase may favorably impact demand for our financing services. Whether demand for our services is favorably impacted depends in large part on whether U.S. agriculture becomes more competitive in world markets as this industry moves toward greater market orientation, the extent which governmental actions expand international trade agreements and whether market access opportunities for U.S agriculture is increased.

The U.S Congress has in the past considered, and may in the future consider, trade measures which, if passed, could enhance agricultural export potential. Absent such legislation, our customers access to international markets may be adversely impacted.

We are not aware of any newly implemented or pending government policies, other than as discussed above, having a significant impact or which may have a significant impact on our operations.

Weather. Adverse weather conditions can have a varying effect on our customers depending on the region experiencing such conditions. When adverse weather conditions occur in the region served by us, the effect can be negative as was the case in 1992 when many parts of the Northeast, our primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to our customers. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by our customers in other parts of the country. Inclement weather can also benefit our food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by our customers can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), government policy, and technology changes. The income of our customers is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of our customers to the benefit of us. Conversely, any of the above factors which decrease demand may decrease such income to our detriment.

Historically, our customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by our customers may also influence the demand for products of our customers.

Our customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may indirectly impact demand for our customers' products. The impact of these agreements on us and our customers is unclear.

MARKETING AND SALES
We use both direct mail and advertising campaigns routed through our parent's publications and other agricultural publications as a means of promoting our leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.

Much of our business comes from referrals to us by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by us for the equipment, vehicles or buildings which are then leased from us by the customer.

FACILITIES
We lease all of the office space we use from Agway. We do not own any of the real property we use for office facilities.

COMPETITION
Our main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than us and as a consequence are able to obtain funds on terms more favorable than those available to us. Our strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are among the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than we can. Similarly, commercial banks may be able to raise funds more cheaply than us through their offering of Federal Deposit Insurance Corporation insured deposit accounts.

Other leasing companies competing with us include equipment manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. We compete with our competitors by focusing on agricultural equipment financing, service to our customers, and tailoring our portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.

                             SELECTED FINANCIAL DATA

The following "Selected Financial Data" of Telmark and consolidated subsidiaries have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 2001, 2000 and 1999 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of Telmark and Notes thereto.

                                                         (Thousands of Dollars Except Ratio Amounts)
                                            -----------------------------------------------------------------------
                                                                       Years Ended June 30,
                                            -----------------------------------------------------------------------
                                                  2001          2000          1999          1998          1997
                                              ------------  ------------  ------------  ------------   -----------
Total revenues...................             $     86,193  $     76,785  $     70,006  $     65,476   $    56,943
Income before income taxes ......             $     21,242  $     20,059  $     18,158  $     15,412   $    13,003
Provision for income taxes ......             $      9,076  $      8,352  $      7,756  $      6,654   $     5,112
Net income ......................             $     12,166  $     11,707  $     10,402  $      8,758   $     7,891
Leases and notes receivable, net.             $    688,878  $    626,538  $    551,071  $    495,626   $   445,770
Total Assets.....................             $    714,596  $    652,483  $    575,987  $    518,316   $   470,606
Senior Debt......................             $    526,898  $    479,932  $    396,101  $    371,677   $   340,158
Debentures.......................             $     38,772  $     37,398  $     37,633  $     34,006   $    31,044
Member's Equity..................             $    124,439  $    112,273  $    105,566  $     95,164   $    86,406
Ratio of earnings to fixed charges (1)                 1.6           1.6           1.6           1.6           1.5
Ratio of Debt to member's equity                       4.5           4.6           4.1           4.3           4.3

(1) For purposes of this ratio, earnings represents operating income before income taxes, interest charges, and rental expense. Fixed charges include interest on all senior and subordinated debt.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS)

2001 COMPARED TO 2000.

NET INCOME
Our net income increased by $500 (4.3%) from $11,700 in 2000 to $12,200 in 2001.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Net income                         $12,200           $11,700           500              4.3%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 2001 as compared to 2000.

TOTAL REVENUES
Total revenues of $86,200 in 2001 increased $9,400 (12.2%) as compared to total revenues of $76,800 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Total revenues                     $86,200           $76,800           9,400            12.2%

The increase in our total revenues this year is mostly due to an increase in our average investment in leases and notes, as compared to the prior year, partly offset by a lower income rate on new and replacement leases and notes. Average net investment in leases and notes for the fiscal year ended June 30, 2001 compared to the prior year is as follows:

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average net investment             $691,200          $614,400          76,800        12.5%

INTEREST EXPENSE
Total interest expense of $36,900 increased $5,400 (17.1%) as compared to interest expense of $31,500 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Interest expense                   $36,900           $31,500           5,400            17.1%

The increase in our interest expense is due to an increase in the average amount of debt required to finance the increase in the amount of net leases and notes, combined with higher interest rates on new and replacement debt compared to the prior year.

Average debt for the fiscal year ended June 30, 2001 compared to the prior year is as follows:

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average debt                       $544,700          $473,400          71,300           15.1%

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses of $18,500 in 2001 increased by $1,200 (6.9%) compared to expenses of $17,300 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Selling, general
         and administrative expenses        $18,500           $17,300           1,200            6.9%

The increase was  primarily  the result of  additional  personnel  and incentive
costs   relating  to  overall   profitability,   retention  of   business,   and
profitability of new business.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $9,500 in 2001 represents an increase of $1,600 (20.2%) compared to a provision for credit losses of $7,900 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Provision for Credit Losses        $9,500            $7,900            1,600            20.2%

This provision for credit losses is based on our analysis of the allowance required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 2001 the allowance for credit losses was $35,500 compared to $32,500 at June 30, 2000. A summary of the changes in the allowance for credit losses is as follows:

                                            FY 2001             FY 2000
                                            --------            --------
         Balance, beginning of year         $ 32,500            $ 30,000
         Provision for credit losses           9,500               7,900
         Charge-offs                          (9,900)             (9,200)
         Recoveries                            3,400               3,800
                                            --------            --------
                  Balance, end of year      $ 35,500            $ 32,500
                                            ========            ========

During 2001 and 2000, the total value of non-earning accounts increased from $6,000 in 2000 to $6,400 in 2001, which as a percentage of the lease portfolio remained unchanged at 0.9% for both 2000 and 2001. Additionally, the average level of current accounts for 2001 was 97.4%, which is consistent with the average level of current accounts during 2000 of 97.5%. Reserves are established at a level management believes is sufficient to cover estimated losses in the portfolio.

PROVISION FOR INCOME TAXES
The provision for income taxes of $9,100 in 2001 as compared to $8,400 in 2000 results in an effective tax of 42.7% and 41.6%, respectively. Telmark is included in a consolidated federal tax return filed by Agway and through June 30, 2001, the consolidated state tax return of AHI. In Agway's revised corporate structure, Telmark will be included in the consolidated state tax return of Agway. Under Telmark's tax sharing agreement with Agway, the provision for income taxes and related credits and carryforwards are calculated on a separate company basis.

2000 COMPARED TO 1999.
NET INCOME
Our net income increased by $1,300 (12.5%) from $10,400 in 1999 to $11,700 in 2000.

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Net income                         $11,700           $10,400           1,300            12.5%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 2000 as compared to 1999.

TOTAL REVENUES
Total revenues of $76,800 in 2000 increased $6,800 (9.7%) as compared to total revenues of $70,000 in 1999.

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Total revenues                     $76,800             $70,000         6,800            9.7%

The increase in our total revenues was mostly due to an increase in our average investment in leases and notes as compared to the prior year, partly offset by a lower income rate on new and replacement leases and notes. Average net investment in leases and notes for the fiscal year ended June 30, 2000 compared to the prior year is as follows:

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED) TOTAL REVENUES (CONTINUED)

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average net investment             $614,400            $546,600        67,800           12.4%

INTEREST EXPENSE
Total interest expense of $31,500 in 2000 increased $3,900 (14.1%) as compared to interest expense of $27,600 in 1999.

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Interest expense                   $31,500           $27,600           3,900            14.1%

This increase in our interest expense was mostly due to an increase in the average amount of debt required to finance the increase in the amount of net leases and notes as compared to the prior year.

Average debt for the fiscal year ended June 30, 2000 compared to the prior year was as follows:

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average debt                       $473,400          $411,700          61,700           15.0%

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses of $17,300 in 2000 increased by $1,100 (6.8%) compared to expenses of $16,200 in 1999.

                                            FY 2000           FY 1999           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Selling, general
         and administrative expenses        $17,300           $16,200           1,100            6.8%

The increase was primarily the result of additional personnel and incentive costs relating to the additional new business booked.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $7,900 in 2000 represented a decrease of $100 (1%) compared to a provision for credit losses of $8,000 in 1999.

                                                                                $ INCREASE       %INCREASE
                                            FY 2000           FY 1999           (DECREASE)       (DECREASE)
                                            -------           -------           ----------       ----------
         Provision for Credit Losses        $7,900            $8,000            (100)            (1.2%)

This provision for credit losses is based on our analysis of the allowance required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 2000 the allowance for credit losses was $32,500 compared to $30,000 at June 30, 1999. A summary of the changes in the allowance for credit losses is as follows:
                                             FY 2000             FY 1999
                                            --------            --------
         Balance, beginning of year         $ 30,000            $ 27,100
         Provision for credit losses           7,900               8,000
         Charge-offs                          (9,200)             (6,800)
         Recoveries                            3,800               1,700
                                            --------            --------
                  Balance, end of year      $ 32,500            $ 30,000
                                            ========            ========
During 2000 and 1999, the general economy remained strong and the total value of non-earning accounts increased from $4,900 in 1999 to $6,000 in 2000 and as a percentage of the lease portfolio remained unchanged at 0.9% for both 1999 and 2000. Reserves are established at a level management believes is sufficient to cover estimated losses in the portfolio.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

PROVISION FOR INCOME TAXES
The provision for income taxes of $8,400 in 2000 as compared to $7,800 in 1999 resulted in an effective tax of 41.6% and 42.7%, respectively. Telmark is included in a consolidated federal tax return filed by Agway and consolidated state tax return of AHI. Under Telmark's tax sharing agreement with Agway, the provision for income taxes and related credits and carryforwards are calculated on a separate company basis.

LIQUIDITY AND CAPITAL RESOURCES
The ongoing availability of adequate financing to maintain the size of our portfolio and to permit lease portfolio growth is key to our continuing profitability and stability. We have principally financed our operations, including the growth of our lease portfolio, through borrowings under our lines of credit, private placements of debt with institutional investors and other term debt, subordinated debentures, lease-backed notes, principal collections on leases and cash provided from operations. Total assets have grown at an average annual rate of 11% over the past five years. The liability to equity ratio decreased from 4.8 in 2000 to 4.7 in 2001.

                                           FY 2001      FY 2000      FY 1999
                                           --------     --------     --------
         CASH IN FLOWS
         Cash flows from operations        $29,700      $24,400      $22,800
         Cash flows from financing          42,900       59,000       41,000
                                           --------     --------     --------
                  Total cash in flows       72,600       83,400       63,800
                                           ========     ========     ========
         CASH OUT FLOWS
         Cash flows from investing         (72,600)     (83,400)     (63,800)
                                           --------     --------     --------
                  Total cash out flows     (72,600)     (83,400)     (63,800)
                                           ========     ========     ========

Virtually all of the cash flows from both operations and financing activities were invested in growth of the lease portfolio. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts or on terms that are acceptable. Our inability to obtain adequate financing would have a material adverse effect on our operations. In addition, as noted previously, Agway's membership interest in Telmark has been pledged as additional collateral with respect to certain obligations of Agway. While the terms of the pledge generally do not restrict Telmark's operations, Telmark has acknowledged and agreed to the pledge, has agreed to cooperate with Agway's lenders in respect to their rights under the pledge, and has agreed to refrain from creating any lien or encumbrance with respect to the equity of Telmark Subsidiaries. A foreclosure on the pledge following an event of default would result in a change of control, giving Telmark's senior lenders rights to demand repayment of existing outstanding debt. Depending upon the financial markets and Telmark's financial circumstances at that time, if the senior lenders chose to execute those rights, it could have a material adverse effect on Telmark's results of operations, liquidity and financial position. Management conducts ongoing discussions and negotiations with existing and potential lenders for future financing needs. See Note 5 to the Consolidated Financial Statements "Borrowing under Lines of Credit and Term Debt."

OTHER MATTERS
CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
We are including the following cautionary statement in this Form 10-K to make applicable and take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, Telmark. Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, Telmark cautions that, while it believes such assumptions or basis to be reasonable and makes them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Certain factors that could cause actual results to differ materially from those projected have been discussed herein and include the factors set forth below. Other factors that could cause actual results to differ materially include uncertainties of economic, competitive and market decisions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Telmark. Where, in any forward-looking statement, Telmark, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
                             (THOUSANDS OF DOLLARS)
The following table provides information about Telmark's debt securities and loans that are sensitive to changes in interest rates. The table presents principal cash flows (in 000's) and related weighted average interest rates by contractual maturity dates.

FIXED INTEREST RATE                                                                                Fair Value
Liabilities                       2002    2003     2004     2005     2006     Thereafter  Total    6/30/01
                                 -------  -------  -------  -------  -------  ----------  -----    ----------
Short Term Bank
     and Revolving
     Lines of Credit             $120,638      -       -       -       -        -         $120,638 $120,638
Weighted Average
     Interest Rate                4.67%        -       -       -       -        -           -        -

Long-Term Debt,
 including current portion        146,496   111,924 79,091   6,323  23,213    39,213       406,260  419,753
Weighted Average
     Interest Rate                6.67%      6.76%   6.74%   7.65%   8.22%    8.44%                  -

Subordinated Debentures,
 including current portion          8,320    11,608  9,534     -       -       9,310        38,772   38,772
Weighted Average
     Interest Rate                6.31%      8.43%   8.32%     -       -      8.78%                  -

We do not use derivatives or other financial instruments to hedge interest rate risk in our portfolio. We try to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds we borrow to finance our leasing activities with the maturity and repricing characteristics of our lease portfolio. However, a rise in interest rates would increase the cost of funds we borrow to finance our lease portfolio, including that portion of the debt which is not precisely matched to the characteristics of the portfolio. Telmark has a formal risk management policy which limits the short-term exposure to an amount which is immaterial to the results of operations or cash flows.

The subordinated debentures' interest rate is at the greater of the quoted rate or a rate based upon an average discount rate for U.S. Government Treasury Bills (T-Bill), with maturities of 26 weeks. Based on the T-Bill rate of 3.55% as of June 30, 2001, as compared to the stated rates of the debentures, which range from 6.25% to 9.00% at June 30, 2001, we believe a reasonably possible near-term change in interest rates and the conversion of debt to a variable rate would not cause material near-term losses in future earnings or cash flows. Finally, for the portion of debt which is not precisely matched as of June 30, 2001, we do not believe that reasonably possible near-term increases in interest rates will result in a material near-term loss in future earnings, fair values, or cash flows of Telmark.
                                LEGAL PROCEEDINGS

We are not a party to any litigation or legal proceedings pending, or to the best of our knowledge threatened, which, in the opinion of management, individually or in the aggregate, would have a material adverse affect on our results of operations, financial condition, or liquidity.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants on accounting and financial disclosures.

ADDITIONAL INFORMATION

Telmark will provide a copy of the annual report on Form 10-K, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P.O. Box 5060, Syracuse, New York 13220-5060, Telephone: 315-449-6311.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                 PAGES
                                                                                                                 -----
TELMARK LLC AND CONSOLIDATED SUBSIDIARIES:
         Report of Independent Accountants.......................................................................19

         Consolidated Balance Sheets, June 30, 2001 and 2000.....................................................20

         Consolidated Statements of Income and Member's Equity,
                  for the years ended June 30, 2001, 2000 and 1999...............................................21

         Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999..................22

         Notes to Consolidated Financial Statements..............................................................23

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Telmark LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and member's equity and cash flows present fairly, in all material respects, the financial position of TELMARK LLC (a wholly owned subsidiary of Agway Holdings, Inc.) and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Telmark's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.






PricewaterhouseCoopers LLP

Syracuse, New York
July 29, 2001

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 2001 AND 2000
                             (THOUSANDS OF DOLLARS)


                                     ASSETS

                                                          2001             2000
                                                       ------------     ------------
Restricted cash........................................$      8,306     $     10,103
Leases and notes receivable, net.......................     688,878          626,538
Investments............................................      14,695           13,606
Equipment, net.........................................       1,017              483
Other assets...........................................       1,700            1,753
                                                       ------------     ------------

      Total Assets.....................................$    714,596     $    652,483
                                                       ============     ============


                         LIABILITIES AND MEMBER'S EQUITY


                                                          2001             2000
                                                       ------------     ------------
Accounts payable.......................................$     6,839      $     9,666
Payable to Agway Inc...................................      5,652            5,114
Accrued expenses, including interest of
      $5,562 - 2001 and $4,020 - 2000 .................     10,315            8,061
Deferred income taxes..................................      1,681               39
Borrowings under short term bank lines of credit.......     71,138           75,176
Borrowings under revolving loan facility...............    215,500          164,500
Notes payable..........................................    240,260          240,256
Subordinated debentures................................     38,772           37,398
                                                       ------------     ------------


      Total Liabilities................................    590,157          540,210

Commitments & Contingencies............................
Member's Equity........................................    124,439          112,273
                                                       ------------     ------------

      Total Liabilities and Member's Equity............$   714,596      $   652,483
                                                       ============     ============

The accompanying notes are an integral part of the consolidated financial statements.
                                       20

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF INCOME AND MEMBER'S EQUITY
                FISCAL YEARS ENDED JUNE 30, 2001, 2000, AND 1999
                             (THOUSANDS OF DOLLARS)

                                                2001           2000         1999
                                             ---------     ----------    ----------
Revenues:
     Interest and finance charges .......    $ 84,493      $ 75,131      $ 68,337
     Service fees and other income ......       1,700         1,654         1,669
                                             ---------     ---------     ---------

         Total revenues .................      86,193        76,785        70,006
                                             ---------     ---------     ---------
Expenses:
     Interest expense ...................      36,941        31,536        27,626
     Provision for credit losses ........       9,461         7,899         8,024
     Selling, general and administrative       18,549        17,291        16,198
                                             ---------     ---------     ---------

         Total expenses .................      64,951        56,726        51,848
                                             ---------     ---------     ---------


         Income before income taxes .....      21,242        20,059        18,158

Provision for income taxes ..............       9,076         8,352         7,756
                                             ---------     ---------     ---------


         Net income .....................      12,166        11,707        10,402

Member's equity, beginning of year ......     112,273       105,566        95,164

Distribution of member's equity .........           0        (5,000)            0
                                             ---------     ---------     ---------


Member's equity, end of year.............    $124,439      $112,273      $105,566
                                             =========     =========     =========

     The accompanying notes are an integral part of the consolidated financial statements.

                   TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 2001, 2000, AND 1999
                             (THOUSANDS OF DOLLARS)

INCREASE (DECREASE) IN CASH

                                                2001           2000         1999
                                             ---------     ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ...........................  $ 12,166     $  11,707      $ 10,402
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization ....       303           386           510
         Deferred taxes ...................     1,642         5,481         1,587
         Provision for credit losses ......     9,461         7,899         8,024
         Patronage refund received in stock    (1,089)         (826)         (930)
         Changes in assets and liabilities:
              Other assets ................        53          (408)         (239)
              Payables ....................    (2,827)        2,974         1,584
              Income taxes payable ........     7,750        (3,190)        2,153
              Accrued expenses ............     2,254           403          (260)
                                              ---------     ---------     ---------
         Net cash flow provided by
              operating activities ........    29,713        24,426        22,831
                                             ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Leases originated ....................  (284,510)     (282,064)     (252,107)
     Leases repaid ........................   212,709       198,698       188,637
     Purchases of equipment, net ..........      (837)            0          (378)
                                             ---------     ---------     ---------
         Net cash flow used
              in investing activities .....   (72,638)      (83,366)      (63,848)
                                             ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net change in borrowings under
         short term bank and revolving
         lines of credit ..................    44,962        (3,080)       (9,841)
     Proceeds from revolving line of credit   126,000       143,100       109,384
     Repayment of revolving line of credit   (124,000)      (91,644)      (93,243)
     Proceeds from notes payable ..........    61,000             0             0
     Repayment of notes payable ...........   (33,500)      (24,000)      (23,000)
     Proceeds from lease backed notes .....         0        68,100        48,384
     Repayment of lease backed notes ......   (27,496)       (8,645)       (7,243)
     Repayment of capital lease ...........         0             0           (17)
     Net change in payable to Agway Inc.
         excluding income taxes ...........    (2,212)      (19,033)       15,742
     Proceeds from sale of debentures .....     5,888        18,145         3,627
     Repayment of debentures ..............    (4,514)      (18,380)            0
     Distribution of member's equity ......    (5,000)            0             0
     Net change in restricted cash ........     1,797        (5,623)       (2,776)
                                             ---------     ---------     ---------
         Net cash flow provided by
                financing activities ......    42,925        58,940        41,017
                                             ---------     ---------     ---------

     Net change in cash ...................         0             0             0
     Cash at beginning of year ............         0             0             0
                                             ---------     ---------     ---------
     Cash at end of year ..................  $      0      $      0      $      0
                                             =========     =========     =========


     Cash paid during period for:
         Interest .........................  $ 35,399      $ 30,774      $ 28,629
         Income Taxes .....................  $   (345)     $  6,202      $  3,556


     The accompanying notes are an integral part of the consolidated financial statements.
                                       22

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations
      Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company. Telmark is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. Telmark operates throughout the continental United States and Canada. On July 1, 2001, Telmark became a direct wholly owned subsidiary of Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Prior to July 1, 2001, Telmark was a direct wholly owned subsidiary of Agway Holdings Inc. ("AHI") an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by merging AHI into Agway and assuming all assets and liabilities of AHI.

Basis of Consolidation
      The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments
      Telmark operates in one reportable segment of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Leases and notes outside the United States represent less than one half of 1% of the total assets of Telmark.

Reclassifications
      Certain   amounts  in  prior  years'   financial   statements   have  been
reclassified to conform to the current year's consolidated financial statement presentation.

Cash and Equivalents
      Telmark considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash
      Certain cash accounts amounting to $8,306 and $10,103 at June 30, 2001, and 2000, respectively, collateralize lease-backed notes payable. This cash is held in segregated cash accounts pending distribution and is restricted in its use. See Note 5.

Lease Accounting
      Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 2001, and 2000, the recognition of interest income was suspended on leases and notes totaling $6,362 and $6,048, respectively.
      Initial direct costs incurred in consummating a lease are not expensed when the lease is originated. The expense is capitalized and amortized over the life of the lease. This deferral of expenses has the effect of reducing the expense recorded in the period the lease is booked, and increasing the expense recognized over the remaining life of the lease.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Lease Accounting (continued)
Initial direct costs deferred and amortization expense recognized were as follows for the years ended June 30:

                                                      2001          2000          1999
                                                     ------        ------        ------
           Expenses not recognized this year
           and deferred to later years               7,404         7,524         6,745

           Expenses from prior years recognized
           this year                                 5,887         5,643         4,969

      Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible, generally within one year of becoming past due.

Investments
      Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Patronage refunds on this stock are recorded as a reduction of interest expense and totaled $1,555, $1,180, and $1,329 for the years ended June 30, 2001, 2000, and 1999, respectively.

Equipment
      Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment.

Impairment of Long-Lived Assets
      Long-lived assets to be held and used by Telmark are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no charges for impairment for the years ended June 30, 2001, 2000, and 1999.

Advertising Costs
      Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2001, 2000, and 1999, was $1,171, $1,034, and $1,008,
respectively.

Income Taxes
      Telmark provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is reasonably assumed.
      Telmark is included in a consolidated federal tax return filed by Agway. Effective July 1, 1998, for State income tax filing purposes, Telmark is included as a business division of AHI, and effective July 1, 2001, Telmark is included as a business division of Agway. Under Telmark's tax sharing agreement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to Telmark as appropriate on an interim basis.

Use of Estimates
      The  preparation  of financial  statements in conformity  with  accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES
      Leases and notes as of June 30 were as follows:

                                                          2001             2000
                                                       ---------       ---------
      Leases:
        Commercial and agricultural                    $936,162        $861,863
        Leasing to Agway Inc. and subsidiaries           30,813           4,000
                                                       ---------       ---------
                                                        966,975         865,863
      Retail installment loans                           17,562          20,388
                                                       ---------       ---------
             Total leases and notes                    $984,537        $886,251
                                                       =========       =========

      Net investment in leases and notes at June 30 are summarized as follows:

                                                          2001             2000
                                                       ---------        ---------
      Leases and notes                                 $ 984,537        $ 886,251
      Unearned interest and finance charges             (275,228)        (240,745)
      Net deferred origination costs                      15,085           13,568
                                                       ---------        ---------
         Net investment                                  724,394          659,074
      Allowance for credit losses                        (35,516)         (32,536)
                                                       ---------        ---------
         Leases and notes receivable, net              $ 688,878        $ 626,538
                                                       =========        =========

Included within the above leases and notes are unguaranteed estimated residual values of leased property approximating $103,700 and $92,700 at June 30, 2001, and 2000, respectively.

      Contractual maturities of leases and notes were as follows at June 30, 2001:

                                                          LEASES
                                            -----------------------------------
                                              COMMERCIAL           TO AGWAY                 RETAIL
                                                  AND              INC. AND               INSTALLMENT
                                             AGRICULTURAL         SUBSIDIARIES               LOANS              TOTAL
                                            -------------         -------------           -----------     --------------
      2002                                  $     241,631         $    4,364              $    6,210      $      252,205
      2003                                        198,400              4,018                   3,883             206,301
      2004                                        154,255              3,809                   2,481             160,545
      2005                                        107,065              3,603                   1,308             111,976
      2006                                         69,679              3,451                   1,074              74,204
      Thereafter                                  165,132             11,568                   2,606             179,306
                                            -------------         -------------           -----------     --------------
           Leases and notes                       936,162             30,813                  17,562             984,537
      Unearned interest and finance charges      (261,355)           (10,306)                 (3,567)           (275,228)
      Net deferred origination costs               15,029                 13                      43              15,085
                                            -------------         -------------           -----------     --------------
         Net investment                     $     689,836         $   20,520              $   14,038      $      724,394
                                            =============         =============           ===========     ==============

      Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                                                       2001               2000                  1999
                                                                  --------------      -------------       -------------
              Balance, beginning of year                          $      32,536       $     29,978        $     27,071
              Provision for credit losses charged to operations           9,461              7,899               8,024
              Charge-offs                                                (9,851)            (9,179)             (6,820)
              Recoveries                                                  3,370              3,838               1,703
                                                                  --------------      -------------       -------------
                  Balance, end of year                            $      35,516       $     32,536        $     29,978
                                                                  ==============      =============       =============

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)
3. EQUIPMENT
      Equipment, at cost, consisted of the following at June 30:

                                                          2001                  2000
                                                     -------------         --------------
      Office and other equipment.................    $      1,757          $      2,571
      Less accumulated depreciation..............            (740)               (2,088)
                                                     -------------         -------------
                                                     $      1,017          $        483
                                                     =============         =============

4. INCOME TAXES
      The provision for income taxes consists of the following:

                                                                 2001                 2000             1999
                                                              -------------     -------------    -------------
           Currently payable:
                Federal..................                     $      5,569      $       2,427    $       4,451
                State....................                            1,865                444            1,718
           Deferred......................                            1,642              5,481            1,587
                                                              -------------     -------------    -------------
                                                              $      9,076      $       8,352    $       7,756
                                                              =============     =============    =============

Telmark's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                              2001              2000              1999
                                                              -----             -----             -----
                Statutory federal income tax rate ........    35.0%             34.0%             34.0%
                Tax effects of:
                    State taxes, net of federal benefit ..     6.2               6.4               8.0
                    Other items...........................     1.5               1.2                .7
                                                              -----             -----             -----
                Effective income tax rate                     42.7%             41.6%             42.7%
                                                              =====             =====             =====

The components of the net deferred tax asset (liability) as of June 30 were as follows:

                                                         2001                    2000
                                                     -------------         -------------
              Deferred tax assets:
                  Allowance for credit losses....    $     14,046          $     12,839
                  Alternative minimum tax
                     credit carryforward.........           5,944                 5,870
                  Other..........................             243                   917
                                                     -------------         -------------
                  Total deferred tax assets                20,233                19,626
                                                     -------------         -------------
              Deferred tax liabilities:
                  Difference between book and
                      tax treatment of leases....          21,914                19,470
                  Other..........................               0                   195
                                                     -------------         -------------
                       Total deferred tax liabilities      21,914                19,665
                                                     -------------         -------------
                       Net deferred tax asset
                        (liability)..............    $     (1,681)         $        (39)
                                                     =============         =============

Based on Telmark's history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. At June 30, 2001, Telmark's federal alternative minimum tax credit can be carried forward indefinitely.
                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT
At June 30, borrowings under lines of credit, term debt
      and subordinated debentures consisted of the following:                      2001           2000
                                                                                ----------     ----------
Lines of credit and revolving loans payable to banks due in
   varying amount and dates through April 12, 2004 with
   interest ranging from 4.45% to 7.47%...........................              $ 286,638      $ 239,676
Unsecured notes payable to insurance companies due in varying amount and dates through December 1, 2012, with interest
   ranging from 6.55% to 8.72%....................................                149,500        122,000
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2008 with interest
   rates ranging from 6.54% to 9.05%..............................                 90,760        118,256
                                                                                ----------     ----------
     Total borrowings under lines of credit and Term Debt.........                526,898        479,932
Subordinated debentures due in varying amount and dates through
   March 31, 2009, with interest ranging from 6.25% to 9.00%......                 38,772         37,398
                                                                                ----------     ----------
     Total Debt...................................................              $ 565,670      $ 517,330
                                                                                ==========     ==========

Lines of Credit and Revolving Loans
      As of June 30, 2001, Telmark has credit facilities available from banks which allow it to borrow up to an aggregate of $389,300. Uncommitted short-term line of credit agreements permit borrowing up to $89,300 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. A committed $300,000 partially collateralized revolving term loan facility permits us to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 2001, under the short-term lines of credit and the revolving term loan facility was $71,138 and $215,500, respectively. The revolving term loan facility of $300,000 is partially collateralized by our investment in a cooperative bank having a book value of $14,695 at June 30, 2001.
      Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $89,300 lines of credit all have terms expiring during the next 12 months. The $300,000 revolving term loan facility is available through May 1, 2002.

Unsecured Notes Payable to Insurance Companies
      At June 30, 2001, we had balances outstanding on unsecured senior note private placements totaling $149,500. In November 2000, Telmark issued $61,000 of unsecured senior notes to insurance companies. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to each other and each contains specific financial covenants, the most restrictive of which prohibit:
      (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway), from being less than an amount equal to or greater than the sum of $85,000, plus 50% of all net income (if a positive number) for all fiscal years ended after January 1, 2000. As of June 30, 2001, the required minimum net worth is $96,900;
      (ii) the ratio of total liabilities less subordinated notes payable to Agway to member's equity plus subordinated notes payable to Agway from exceeding 5:1;
      (iii) the ratio of earnings available for fixed charges from being less than 1.25:1, and
      (iv) equity distributions and restricted investments (as defined) made after July 1, 2000 to exceed 50% of consolidated net income for the period beginning on July 1, 2000 through the date of determination, inclusive. As of June 30, 2001, $6,100 of member's equity is free of this restriction.
      (v) entering into leasing transactions with Agway which exceed 5% of total assets. As of June 30, 2001, $15,200 is free of this restriction.
For the year ended June 30, 2001, Telmark has complied with all covenants contained in its borrowing agreements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)


5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)
Lease-Backed Notes Payable to Insurance Companies
     Telmark has issued lease-backed notes, through two wholly owned special purpose funding subsidiaries as follows:

TELMARK LEASE FUNDING         YEAR ISSUED      ISSUED CLASS A    ISSUED CLASS B      RATE CLASS A    RATE CLASS B
---------------------         -----------      --------------    --------------      ------------    ------------
         II                        1999             44,800            3,600              6.54%           7.61%
         III                       2000             63,000            5,100              7.69%           9.05%

     The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to or greater than the principal balance of the notes, and the notes are further collateralized by the residual values of these leases and by segregated cash accounts. Two notes relating to Telmark Lease Funding I, LLC were paid in full during 2001, and in June 2001 Telmark Lease Funding I, LLC was approved to be dissolved. The total outstanding under Telmark Lease Funding II, LLC and Telmark Lease Funding III, LLC was $27,218 and $63,542, respectively, as of June, 2001.

Subordinated Debentures
     The subordinated debentures represent the outstanding balance of registered debentures offered to and held by the general public. The debentures are unsecured and are subordinate to all senior debt of Telmark. Interest is paid on the debentures on January 1, April 1, July 1, and October 1 of each year and may, at the holders option, be reinvested. The interest rate paid on debentures is the greater of the stated rate or a rate based upon an average discount rate for U.S. Government Treasury Bills with a maturity of 26 weeks.

Maturities
     The aggregate amounts of notes payable, and subordinated debentures maturing after June 30, 2001, are as follows:

                                        NOTES PAYABLE                    SUBORDINATED
     Year Ending June 30,             BANK      INS. COMPANIES           DEBENTURES                TOTAL
                             -------------    ----------------           -------------     ----------------
     2002                    $     185,638    $         81,496           $       8,320     $       275,454
     2003                           61,000              50,924                  11,608             123,532
     2004                           40,000              39,091                   9,534              88,625
     2005                                0               6,323                       0               6,323
     2006                                0              23,213                       0              23,213
     Thereafter                          0              39,213                   9,310              48,523
                             -------------    ----------------           -------------      ---------------
                             $     286,638    $        240,260           $      38,772      $      565,670
                             =============    ================           =============      ===============

Fair Value
     The carrying amounts and estimated fair values of our significant financial instruments held for purposes other than trading at June 30, were as follows:

                                                     2001                              2000
                                         ---------------------------            -----------------------
                                         CARRYING             FAIR              CARRYING            FAIR
                                          AMOUNT             VALUE               AMOUNT            VALUE
                                         --------           --------            --------          --------
Lines of Credit and Term Debt            $526,898           $540,391            $479,932          $486,747
Subordinated Debentures                    38,772             38,772              37,398            35,950

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)
6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit Retirement Plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $1,900, $1,500, and $1,400 for the periods ended June 30, 2001, 2000, and 1999, respectively.

7.  RELATED PARTY TRANSACTIONS

Payable to Agway Inc.
     During the quarter ended March 31, 2000, Telmark discontinued the use of the depository and disbursement accounts of Agway and initiated its own independent cash management system. The payable to Agway Inc. after this change is principally any unpaid member equity distribution and/or any net income taxes payable.

Inter-Company Transactions
     Inter-company transactions related to leases with Agway, income taxes, and Agway's employee benefit plans are separately disclosed in the financial statements. Other inter-company transactions with Agway for the years ended June 30 are:

   (Revenue) Expense                                  2001           2000           1999
                                                   ----------     ----------     ----------
   Interest and finance charges..................  $(1,325)       $ (159)        $  (27)
   Administrative and general expense............    1,199         1,546          1,691

Interest and finance charges are earned on equipment leases to Agway. The administrative and general expense caption described above includes certain shared expenses incurred by Agway on behalf of Telmark, including the corporate insurance program, information services, payroll, benefits, accounts payable administration, and facilities management. These expenses were allocated to Telmark based on what management believes is a reasonable methodology.

During the year ended June 30, 2000, Telmark declared a $5,000 distribution of member's equity. During the years ended June 30, 2001 and 1999, there were no distributions of member's equity declared.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 2001 amounted to $14,397.

LEGAL PROCEEDINGS

Telmark is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk
     Telmark is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, Telmark's credit risk is limited to the contractual amount of Telmark's commitment to extend credit. Telmark uses the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

Credit and Market Risk
     Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 70% of its leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 2001, the largest concentration is in crops enterprises which represents 19% of the portfolio, dairy enterprises which represents 15% of the portfolio, and wood products enterprises which represents 11% of the portfolio. At June 30, 2001, approximately 43% of our net lease investment is in the states of Michigan, New York, Ohio, and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of its lease receivables.

     The ultimate collectibility of amounts due under Telmark's leases is directly dependent upon the credit practices used, and the creditworthiness of its customers. Even though Telmark follows its credit policies and establishes reserves for bad debts, there are other factors that could significantly impact a customer's ability to pay and consequently, affect lease collection experience and earnings. Additional factors that might impact Telmark's ability to collect lease payments are:

     o        Changes in general economic conditions;
     o Changes in the level of government expenditures on farm programs and other changes in government agricultural programs that adversely affect the level of income of our customers;
     o Adverse weather-related conditions that negatively impact the agricultural productivity and income of customers; and
     o Oversupply of, or reduced demand for, agricultural commodities produced by our customers.

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